EXHIBIT 99.3


                   LADENBURG THALMANN FINANCIAL SERVICES INC.
                         590 Madison Avenue, 34th Floor
                            New York, New York 10022


                                                            __________, 2002

Dear Holder of Record of Subscription Rights:

         Enclosed are a prospectus and other materials relating to the rights offering by Ladenburg Thalmann Financial Services Inc. If your shares are held in your name, a Subscription Rights Certificate is also enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         Please carefully review the prospectus which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of Ladenburg's common stock only during a limited period. You will find a description of the rights offering beginning on page 19 of the prospectus. You should also refer to the detailed instructions for use of Ladenburg's Subscription Rights Certificates included in this letter. The exercise of subscription rights is irrevocable.

Summary of the terms of the Rights Offering

         o You will receive one non-transferable subscription right for every ___ shares of Ladenburg common stock you own, or are deemed to own, on _______, 2002.

         o You may purchase one share of common for each subscription right you receive at the subscription price of $___ per share.

         o If you fully exercise the basic subscription rights issued to you, you may subscribe for additional shares of common stock through the over-subscription privilege.

         o We will accept subscriptions for up to a maximum of __________ shares of common stock.

         o If we receive basic subscriptions for the full ________ shares, then no over-subscriptions will be accepted and the subscribing shareholders will only receive the total number of shares exercised under the basic subscription rights.

         o If we receive basic subscriptions for less than the full ________ shares, then over-subscriptions will be accepted up to the number of shares available, after satisfying the basic subscription rights.

         o The rights offering expires at 5:00 p.m., New York City time, on ______, 2002. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares.

         If you do not exercise your subscription rights, your ownership in Ladenburg Thalmann Financial Services Inc. may be diluted. Please see page 9 of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the rights offering, please feel free to contact Joseph Giovanniello Jr., Secretary of Ladenburg Thalmann Financial Services Inc., at (212) 409-2544.

                                   Sincerely,




                                   ------------------------------
                                   Victor M. Rivas, President and
                                        Chief Executive Officer